Alpha Investment Inc.

200 East Campus View Blvd., Suite 200

Columbus, OH 43235

December 21, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Attention:    Mr. Frank Knapp

Mr. Robert Telewicz

Ms. Stacey Gorman

Re: Alpha Investment Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 18, 2020

Form 10-Q for the Quarterly Period Ended September 30, 2020

Filed November 23, 2020

File No. 333-198772

Gentlemen:

The following sets forth the Company’s response to the Staff’s comments to the above filings set forth in the Staff’s comment letter dated December 15, 2020. For your convenience, the response to each comment follows the comment itself.

Form 10-Q for the Quarterly Period Ended September 30, 2020

Item 1. Financial Statements

Notes to Condensed Financial Statements

Note 1 - Organization and Description of Business, page 9

Comment:

1.     Please address the following with respect to your 19% membership interest in Legacy Sand Group, LLC:

•	Please tell us whether Legacy Sand Group, LLC maintains a specific ownership account for each investor, and if so, explain to us how you considered the guidance of ASC Topic 323-30-S99 when concluding you were not required to apply the equity method of accounting with respect to your investment. Reference is also made to ASC Topic 323-30-35-3.

Response:

After review of ASC Topic 323-3-S99, we now believe that equity method treatment may be required.  We note that Legacy Sands Group, LLC had no items of income or expense that would be allocated to us under the equity method since the investment through the date of this response.  Accordingly, our current accounting treatment using the cost method will not need to be adjusted once we apply the equity method.  We will modify our existing disclosures and provide additional disclosures as required when using the equity method of accounting in our next filing under the Securities Exchange Act of 1934, as amended, which will be the Company’s Annual Report on Form 10-K for the year ending December 31, 2020.

Comment:

•	Explain to us how you considered the need to provide financial statements of Legacy Sand Group LLC in accordance with Rule 8-04 of Regulation S-X. In your response, please elaborate on the nature of the business operations of Legacy Sands Group LLC and tell us whether there have been any operations related to the contributed leasehold mining rights either prior to or after formation of the company.

Response:

We determined that separate financial statements of Legacy Sands Group LLC prescribed by Rule 8-04 of Regulation S-X are not required because Legacy Sand Group LLC does not meet the definition of a business as defined under S-X 11-01(d).  We note that the asset held by Legacy Sand Group LLC is not revenue producing and most of the other facts and circumstances that indicate a “business” as described in S-X 11-01 (d) were not present in Legacy Sands LLC either at the time of the investment or as of the date of this response in that other than the fracking rights it holds, Legacy Sands LLC does not have any of the following attributes:

(i) Physical facilities;

(ii) Employee base;

(iii) Market distribution system;

(iv) Sales force;

(v) Customer base;

(vi) Production techniques; or

(viii) Trade names.

We trust the foregoing fully responds to the Staff’s comments. If you have any further questions or comments, kindly contact the undersigned at (614) 795-4551 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100 x103.

Very truly yours,

ALPHA INVESTMENT INC.

By: /s/ Todd C, Buxton

Todd C. Buxton, Chief Executive Officer

2